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                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 001-05111
                                                                       333-68416
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: The Procter & Gamble Company
                                                   Commission File No. 001-00434


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


                          SMUCKER ANALYSTS PRESENTATION

                                November 9, 2001


            Good morning and welcome. We are pleased to have this opportunity to share with you our outlook on The J. M. Smucker Company, or, to put it more correctly, our outlook on the new Smucker Company. As I'm sure you know, we have entered into an agreement to transform our company by adding the Jif and Crisco brands to the family of Smucker's, thereby doubling the size of our company and more than doubling our cash flow and profit.

            As you see on the agenda before you, we will first cover the "new" Smucker Company. Then we will review some of the details of the transaction; overview the products and categories that we will be in once the transaction closes; and discuss how this transaction will affect our future and enhance shareholder value. For those of you not as familiar with our company, we will also provide a little background on some of the things that we think make us successful.

            In many ways (which we speak to in a moment), these new brands are a natural fit with Smucker. These are everyday names found in the vast majority of households across the country, and have possibly some of the highest unaided brand awareness that can be found on the grocer's shelves.

            Picture if you will this "Norman Rockwell" scene: An American family is gathered together around a table enjoying a meal where the chicken has been fried in




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Crisco vegetable oil...Smucker's preserves top their biscuits or bread....and, for dessert, peanut butter pie--its filling made with Jif and its crust is made with Crisco shortening.

            As this picture suggests, these are three American icon food brands. And each of them not only has strong ties with consumers; they are each #1 in their respective categories as well.

            This powerful combination is also a natural strategic fit: these brands are sold through the same distribution channel and are sold not only to similar customers, but also to similar consumers. They each also have a quality reputation and are sold in the center of the aisle within the retail store. This point is very important. There has been much talk about the growth of the perimeter of the retail store, where fresh products are sold, but the grocer still makes the majority of his profit from the center of the aisle within the retail store. These are shelf-stable products, either dry or frozen, and provide the steady day-in-day-out sales for the retail grocer.

            The combination of these three brands truly will create a new Smucker Company that is well positioned to grow and to further enhance shareholder value.

            Structuring this deal as a stock transaction has provided us an extremely strong balance sheet, with excellent cash flow--not only doubling our current size, but providing a platform for future growth.

            This transaction is also highly accretive to earnings. It is expected to increase our net income from our current level of approximately $33 million to a range of $95 to $105 million in the first full year of integration. Earnings per share in that event would grow by 30% to 40%. The highly accretive nature of the transaction is shown by the fact that while we will double our number of shares outstanding, we will nearly triple our earnings.



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            Just as important, the way the deal is structured will provide us with substantial cash flow and a relatively unleveraged balance sheet, thereby giving us the financial strength following this transaction to look for additional leading brands to help drive our future growth and increased shareholder value.

            Our retail products are currently sold through an extensive broker network, and adding Jif and Crisco will enable us to triple the amount of sales going through our retail brokers, thereby giving us more clout and critical mass with them and allowing us to better serve our customers.

            And, finally, it is important to note that we have many years of experience in managing brands in mature categories. We've been able to grow the Smucker's brand by one market share point per year for the last 20 years (from a 20% dollar share of the market to a 40% share today). We believe that with the focus and experience that our people bring, we can increase the market share of both Jif and Crisco beyond their current levels as well.

            If you look at the three brands, you'll note that there are many similarities between them:


            - Jif has been the market leader in the peanut butter category for
              20 years, with a 34% share in an $860 million category. Jif products have distribution in 99% of available grocery outlets, and Jif, of course, has extremely strong brand equity with consumers.
            - The same can also be said about Crisco, which is the market leader in cooking oils and shortenings, with a 24% share in a $1.5 billion category, again with superior distribution of 99%, and strong brand equity.
            - All of these attributes are also shared by the Smucker's brand, with the addition that Smucker's currently participates in multiple distribution channels, including the foodservice (or institutional) market. Currently, Jif and Crisco do not participate in this channel in any significant way, offering an additional opportunity for growth.




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            Let me now review some of the details of the transaction:

                  This transaction is being accomplished through the use of a "Revised Morris Trust" structure, which allows us to accomplish the deal with stock, thereby providing us (as mentioned earlier) with a very strong balance sheet to support future growth. It also provided a tax-free transaction to both P&G and its shareholders, which helped to make our offer attractive and give us a "leg up" in the bidding process.

                  The way the transaction will work is that Jif and Crisco will be spun off from P&G into a new subsidiary that will be immediately merged with Smucker. P&G shareholders will receive one share of new Smucker stock for every 50 shares of P&G stock that they own.

                  The Smucker shareholders will exchange each of their existing shares for an expected .96 share of the new Smucker. The transaction is subject to regulatory and Smucker shareholder approval, and to receipt of a private letter ruling from the IRS. We have already received antitrust approval from the FTC, and we are confident of obtaining both shareholder approval and the IRS ruling letter. We currently expect a closing date sometime in the spring of 2002, assuming no unanticipated delays.

            If you now look at the major categories of the new Smucker Company, you will note the following: Smucker's has a 40% share in the fruit spreads category, with its closest branded competitor at 15% (the category size is $745 million); Jif peanut butter has a 34% share of that $860 million category, with its closest branded competitor at 21% share; and Crisco's market share is 25% in the $1.3 billion cooking oils category, with its closest branded competitor at 18%. In shortenings, although this is a much smaller category ($200 million), Crisco has a truly impressive share of 73%.



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            It is also instructive to look at Smucker's category leadership with its existing brands, in areas other than fruit spreads:

                  - we are the leaders in the ice cream toppings category with share of almost 62% (in a $105 million category);
                  - in natural peanut butter, we have a 70% share of a $50
                    million niche category; and
                  - our R.W. Knudsen Family juices and juice beverages have a
                    53% share in the $100 million natural beverages category.

            One of the key points here is that Smucker, prior to the acquisition, has the brand leadership position in four distinct categories that total approximately $1 billion in size. Once the transaction with P&G closes, we will be the brand leader in seven categories that have a combined category size of $3.4 billion, allowing us significant opportunities for further growth.

            Let's look at our sales, by product category, before the transaction. This chart shows that roughly half of our current business is in fruit spreads.

            The new Smucker Company will be predominately a consumer retail, branded business with a good balance of product categories. Roughly a quarter of our business will be in the peanut butter category; another quarter will be in fruit spreads; and yet another quarter will be in shortenings and oils. The remaining quarter will be made up of our other current businesses and less than ten percent of the total business will be in nonbranded areas. We think this gives us a much better balanced and more profitable basis for future growth.

            Looking at our projected financial performance, let's touch first on our stand-alone performance and expectations. We ended last fiscal year with revenues of $650 million, EBITDA of $83 million, and earnings per share of $1.30. For the current fiscal year, we expect sales and earnings to grow about 4 percent, depending on the ultimate impact of



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September 11 on our foodservice business. That would give us earnings per share for this year in the range of $1.33 to $1.37.

            If you look at the right hand side of the chart, you will see what we think the combined businesses are likely to do in the first 12 months of integration. For these purposes, we are assuming a closing on May 1, 2002, so that the first 12 months of integration match our fiscal year '03. Even with increased investment spending, we project that the addition of these brands will allow us to hit $1.35 billion in sales and increase our EBITDA significantly to approximately $210 to $225 million. Our margins overall should also increase as we spread our sales and administrative costs over a much larger base--allowing us to project a range of earnings per share for the period of $1.90 to $2.10. This per share range assumes outstanding shares of just under 50 million.

            The accretive nature of the transaction has already contributed to increased shareholder value with the positive post-announcement street reaction. In addition, the doubling of our shares outstanding, combined with the increase in share value, will take us from a small-cap to a mid-cap stock. That, along with our greater earnings potential and our strong dividend practices, creates what we believe is a favorable opportunity for our shares to trade at a higher multiple than they now do, providing further shareholder value.

            Looking forward, our expectations are to achieve high single digit revenue growth for our business as a whole, with earnings growing at a similar or greater rate. We will focus our efforts in three major areas that we believe are critical to growth and maximizing value:

                  First, we must create revenue growth based on and following from the transaction. We believe we can do this in three ways:

                  (1) increased focus on share growth for Jif and Crisco, as well as continuing growth for the Smucker's brand, through steady, effective marketing support.



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                  (2) Introduction of new products--one of which we have shared with you today--our Uncrustables PB&J sandwich. We are very excited about this product and have had strong initial success in school systems (where our foodservice area has been marketing the product) and in the 10% of the country where it's currently being sold at retail. There are good new product ideas in the pipeline for both Jif and Crisco, and we plan to give support to those efforts as well.

                  (3) The third "leg" of the growth stool (as we've mentioned earlier) is acquisitions of other leading brands, and we have already discussed how our relatively unleveraged balance sheet will allow us to be aggressive in this area. We will also, however, be disciplined and target only those acquisitions that will meet our return requirements.

                  Our second major focus, especially in the next year, will be making sure that we have a seamless integration as we bring these new brands onboard. There certainly will be challenges to integrating such a large transaction, but both our teams and P&G's are already well into the process and we are confident in our ability to integrate the businesses smoothly. After all, while we are adding over $600 million in sales, we are adding only two plants and fewer than 100 SKU's. Compared to the 16 plants and several thousand SKU's that we manage in our current businesses, the Jif and Crisco businesses are relatively straightforward.

                  Our third focus is to make sure that we capture the synergies available from the transaction. These include leveraging our sales and administrative infrastructures to make sure that we lower those costs as a percent of sales and leveraging our broker network to take advantage of the greater critical mass to better serve our customers and perhaps lower costs. We will also



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                  seek opportunities to leverage our purchasing synergies and, as the transition process moves forward, we will look for other areas in which we can achieve efficiencies and lower costs.

                  And, finally, we will leverage our expertise in brand management.

            With those thoughts on the transaction and its importance to our company, it is also important to step back for just a moment and share with you our thoughts on some things that will NOT change as a result of the transaction. Although we are, in many ways, creating a new company, we will NOT be sacrificing or compromising the Basic Beliefs upon which our company was built. These beliefs have stood the test of time, and we believe that they will be just as important, if not more so, in providing the foundation for the Company as it grows.

            These Beliefs of "Quality," "People," "Ethics," "Growth," and "Independence" are ingrained in our culture. I do want to emphasize also that the last belief of "Independence" is very important to us. We strongly believe that the long term interests of our shareholders, employees, communities, and other constituencies are best served by the Smucker Company remaining independent. While the structure of this transaction does reduce the overall control position of the Smucker family and other insiders, our time-phase voting structure will remain in place for mergers and other major transactions that might impact control. We feel very confident that the headquarters of the Company will remain in Orrville for a long time to come.

            As (hopefully) you can see, we are very excited about the new Smucker Company. We believe that we will provide increased value to our shareholders, both existing and new, through what we call our "SMUCKER ADVANTAGE." This can be summarized as follows:

                  We have stable top management and team leadership with extensive experience in our industry.



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                  We are on only our fourth generation of CEOs in 105 years (we think there is real strength in that continuity).

                  We have always been a company with financial strength and strong capabilities. (We did not want to sacrifice that through this transaction. We believe we've actually enhanced it significantly).

                  We have long experience and strong capabilities in marketing and distribution, and we believe we can leverage those skills.

                  We have a proven ability to grow market share (and we now have three significant, new categories in which to do that).

                  We have a history of maximizing the potential of leading brands--even in "mature" categories.

                  And, we've been able to develop strategic partnering relationships with our key customers, both large and small, and will continue to do so.

            Finally, we are committed to our employees and the Basic Beliefs upon which our company was built.

            So, to summarize:
                  - the new Smucker Company combines three American icon food brands in a very accretive transaction;
                  - it will have very strong cash flow and an extremely solid balance sheet; and
                  - the new brands added help to provide a promising platform for future growth.



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We are grateful for your attendance here today and look forward to taking any questions you may have.

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE INCLUDE STATEMENTS REGARDING ESTIMATES OF FUTURE EARNINGS AND CASH FLOWS AND EXPECTATIONS AS TO THE CLOSING OF THE TRANSACTION. OTHER UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS WITHIN THE U.S., STRENGTH OF COMMODITY MARKETS FROM WHICH RAW MATERIALS ARE PROCURED AND THE RELATED IMPACT ON COSTS, ABILITY TO OBTAIN REGULATORY AND SHAREHOLDERS' APPROVAL, INCLUDING WITHOUT LIMITATION A PRIVATE LETTER RULING FROM THE INTERNAL REVENUE SERVICE, INTEGRATION OF THE ACQUIRED BUSINESSES IN A TIMELY AND COST EFFECTIVE MANNER, AND OTHER FACTORS AFFECTING SHARE PRICES AND CAPITAL MARKETS GENERALLY. OTHER RISKS AND UNCERTAINTIES THAT MAY MATERIALLY AFFECT THE COMPANY ARE DETAILED FROM TIME TO TIME IN REPORTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING FORMS 10-Q AND 10-K.

THE COMPANY WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO THE COMPANY WITH THE COMMISSION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE COMMISSION FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE COMMISSION AT www.sec.gov. IN ADDITION, INVESTORS MAY OBTAIN DOCUMENTS FILED WITH THE COMMISSION BY THE COMPANY FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM THE
J. M. SMUCKER COMPANY, STRAWBERRY LANE, ORRVILLE, OHIO 44667, ATTENTION:
INVESTOR RELATIONS, OR BY TELEPHONE AT 330-682-3000.

THE J. M. SMUCKER COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE COMPANY'S



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SHAREHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND
DESCRIPTIONS OF THEIR INTERESTS IN THE COMPANY IS CONTAINED IN THE COMPANY'S PROXY STATEMENT DATED JULY 10, 2001, WHICH IS FILED WITH THE COMMISSION. THE COMPANY'S SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTEREST OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED MERGER BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.



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